NEWS RELEASE
TSX: ELD NYSE: EGO	July 11, 2018

Eldorado Gold Announces Appointment of Executive Vice President and Chief Financial Officer

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) today announces the appointment of Philip Yee as Executive Vice President and Chief Financial Officer. This appointment further strengthens Eldorado’s leadership team.

Philip Yee will join Eldorado in September 2018. Phil has extensive experience as a senior financial executive, having worked for a variety of organizations in the gold mining sector, including most recently as EVP and CFO at Kirkland Lake Gold since 2016, and SVP and CFO with Lake Shore Gold from 2013 to 2016. Phil will be responsible for overseeing Eldorado’s financial strategy, planning and analysis, accounting and financial reporting, as well as its tax and treasury functions. He will also be responsible for leading the Company’s ongoing financing initiatives.

“I am delighted to welcome Phil on behalf of the Board of Directors and the rest of the Eldorado Gold team,” said George Burns, Eldorado’s President and Chief Executive Officer. “Phil brings a wealth of experience to our leadership team and he understands the strategic needs required to deliver on our plan moving forward. I look forward to working alongside Phil to further unlock the value we have in our business as we focus on our goal to re-establish our annual gold production of 600,000 ounces by 2021.”

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Greece, Romania, Canada and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", “goals”, "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: changes to our senior management team, including statements or information with respect to our expectation as to future financial and operating performance, including expected production and our strategy, plans, goals and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the sale of our Chinese assets and the acquisition and integration of Integra on the Company’s operations; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Investor Relations

Peter Lekich, Manager Investor Relations

604.687.4018 or 1.888.353.8166

peter.lekich@eldoradogold.com

Media

Louise Burgess, Director Communications and Government Relations

604.601.6679 or 1.888.363.8166

louiseb@eldoradogold.com